Biofrontera Aktiengesellschaft

Leverkusen

6% subordinated convertible bond 2016/2021

with a total nominal value of

up to EUR 4,999,000

ISIN: DE000A2BPFQ5

(Announcement of early repayment)

Biofrontera AG, Leverkusen (hereinafter referred to as the “Company”), registered in the commercial register of the Cologne District Court under HRB 49717, has issued the 6% subordinated convertible bond 2016/2021 with a nominal value of up to EUR 4.999.000 in total.999,000 (hereinafter referred to as the “Convertible Bond”), which is divided into up to 49,990 bonds with a nominal value of EUR 100.00 each (hereinafter referred to as “Bonds”). Each Bond may be converted in whole, but not in part, into no-par value registered common shares of the Company (“Shares”). The conversion price per share (“Conversion Price”) is EUR 4.75. Pursuant to § 4 para. 3 of the Terms and Conditions of the Bonds, the Company is entitled to redeem the Bonds on or after December 31, 2017 in total, but not in part, at any time at their nominal amount plus the interest accrued until (exclusively) the date of redemption. The early redemption must be notified at least 30 and no later than 60 days prior to the date specified in the announcement as the date on which the Notes become due for redemption. This announcement is irrevocable and must specify the date of early repayment and the last day on which conversion rights may be exercised.

In the event that the Bonds are terminated by the Company in accordance with § 4 para. 3 of the bond terms and conditions, the conversion right pursuant to § 6 para. 4 of the bond terms and conditions may be exercised up to the end of the tenth business day preceding the date determined for the early redemption; thereafter, the conversion right shall lapse.

The Company shall publish notices in accordance with § 16 of the bond terms and conditions in the Federal Gazette. The day of publication shall be authoritative, insofar as reference is made to the day of publication for the purpose of calculating deadlines in accordance with the bond terms and conditions.

Having said this, the Company hereby announces that it makes use of its right to early redemption and that it will redeem the Bonds on

April 30, 2018

Pursuant to § 6 para 4 of the bond terms and conditions, the conversion right may be exercised until

April 16, 2018

Please refer to the bond conditions for further details on the exercise of the conversion right.

Leverkusen, March 2018

Biofrontera AG

The Management Board